You've followed our growth at Janus Motorcycles—now own a piece of it.

Dear <<First Name>>,

Whether you've followed us from the very first model and prototypes or just joined in our ride to be the next great American Motorcycle Company, we know you're interested in our unique brand of motorcycling. You may own one of our motorcycles (or 2 or 3 or 4)... or you may be aspiring to ride someday.

We want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

We're at an inflection point that only comes once in a company's lifetime: We've helped define and usher in a new movement in small displacement motorcycling in America. There is demand for our kind of motorcycling. We grew our sales by more than 50% last year. We're building more bikes than we have before. Our chance to grow is here.

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.
- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs

backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our followers to have access.

We've launched a Wefunder campaign, and have already gotten over $270K in commitments from our owners and closest supporters. Now it's your chance.

This is your moment to:

- Own equity in a company you've watched grow
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

Help us write the next chapter of American Motorcycling.

Sincerely,

The Janus Team

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Janus Rider,

*UPDATE: We've received over **$200K—MAKE THAT $220K!** —in pledged investments in Janus. Add your name to the list and own a piece of motorcycle history-in-the-making! $250K puts us in the top 1% of Wefunder campaigns!*

We want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

Invest in Janus through Wefunder

Here's what that looks like:

- We know that our profitability and [redacted]

We've launched a Wefunder campaign, and we're starting with an exclusive preview for customers like you.

Own a piece of Janus Motorcycles

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

After we hit our initial threshold, we'll open it wider — but you—one of our riders—get to be part of the founding story.

You believed in us before anyone else did. Now help us write the next chapter.

Sincerely,

The Janus Team

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Janus Rider,

*UPDATE: We've received over **$200K** in pledged investments in Janus. Add your name to the list and own a piece of motorcycle history-in-the-making! $250K puts us in the top 1% of Wefunder campaigns!*

We want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

Invest in Janus through Wefunder

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.
- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our riders to have first access. You didn't just buy a motorcycle (or many) from us — you helped validate our vision when others weren't sure. You deserve to be part of what comes next.

We've launched a Wefunder campaign, and we're starting with an exclusive

preview for customers like you.

Own a piece of Janus Motorcycles

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

After we hit our initial threshold, we'll open it wider — but you—one of our riders—get to be part of the founding story.

You believed in us before anyone else did. Now help us write the next chapter.

Sincerely,

The Janus Team

****Testing the waters legal disclosure.**

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Janus Rider,

UPDATE: We've received over 160K in pledged investments in Janus. Add your name to the list and own a piece of motorcycle history-in-the-making!

We want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

Invest in Janus through Wefunder

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.
- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our riders to have first access. You didn't just buy a motorcycle (or many) from us — you helped validate our vision when others weren't sure. You deserve to be part of what comes next.

We've launched a Wefunder campaign, and we're starting with an exclusive preview for customers like you.

Own a piece of Janus Motorcycles

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

After we hit our initial threshold, we'll open it wider — but you—one of our riders—get to be part of the founding story.

You believed in us before anyone else did. Now help us write the next chapter.

Sincerely,

The Janus Team

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Dear Janus Rider,

You ride a Janus Motorcycle. You've been our ambassador, our proud rider, and proof that Americans were ready for something different in motorcycling.

Now we want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

We're at an inflection point that only comes once in a company's lifetime: We've helped define and usher in a new movement in small displacement motorcycling in America. There is demand for our kind of motorcycling. We grew our sales by more than 50% last year. We're building more bikes than we have before. Our chance to grow is here.

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.
- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our riders to have first access. You didn't just buy a motorcycle (or many) from us — you helped validate our vision when others weren't sure. You deserve to be part of what comes next.

We've launched a Wefunder campaign, and we're starting with an exclusive preview for customers like you. We need just $50,000 in initial commitments (no money changes hands yet) to qualify for full financial review and public launch. We're already nearly there.

Own a piece of Janus Motorcycles

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

After we hit our initial threshold, we'll open it wider — but you—one of our riders—get to be part of the founding story.

You believed in us before anyone else did. Now help us write the next chapter.

Sincerely,

The Janus Team

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

You helped build this movement — now own a piece of it

UPDATE: We have 34K pledged towards our first 50K threshold! Join your fellow Janus super fans and own a stake in our future. Thank you to those who have pledged already!

UPDATE 2: Thank you to some of you who called in to make sure this is "real" - yes! Shoot us a reply to this email or call [redacted] to talk through any questions you have.

Dear Janus Owner,

You've been with us since the early days. You've been our ambassador, our proud rider, and proof that Americans were ready for something different in motorcycling.

Now we want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

We're at an inflection point that only comes once in a company's lifetime: We've helped define and usher in a new movement in small displacement motorcycling in America. There is demand for our kind of motorcycling. We grew our sales by more than 50% last year. We're building more bikes than we have before. Our chance to grow is here.

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.

- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our most committed supporters to have first access. You didn't just buy a motorcycle (or many) from us — you helped validate our vision when others weren't sure. You deserve to be part of what comes next.

We've launched a Wefunder campaign, and we're starting with an exclusive preview for customers like you. We need just $50,000 in initial commitments (no money changes hands yet) to qualify for full financial review and public launch.

Own a piece of Janus Motorcycles

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building?

View our WEFUNDER campaign.

This preview is only going to our most engaged customers first. After we hit our initial threshold, we'll open it wider — but you get to be part of the founding story.

You believed in us when we were just an idea. Now help us write the next chapter

chapter.

Sincerely,

The Janus Team

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

You helped build this movement — now own a piece of it

Dear <<First Name>>,

You've been with us since the early days. You've been our ambassador, our proud rider, and proof that Americans were ready for something different in motorcycling.

Now we want to give you something no one else has: the chance to own a piece of Janus Motorcycle's next chapter.

We're at an inflection point that only comes once in a company's lifetime: We've helped define and usher in a new movement in small displacement motorcycling in America. There is demand for our kind of motorcycling. We grew our sales by more than 50% last year. We're building more bikes than we have before. Our chance to grow is here.

Here's what that looks like:

- We know that our profitability and continued success lies beyond 500 units annually. To get there takes working capital to increase our inventory and expand our facilities.
- We have new models we want to launch that will define the next era of American motorcycling.
- National media and industry leaders are taking notice of what we've built.
- Our order backlog tells a story of momentum that demands we scale up.
- Because of tariffs and suppliers pulling out of the market, our supply chain was greatly impacted for the first part of this year. We have a large backlog of orders and new suppliers identified that will reduce our costs but need working capital to ramp up our parts purchasing.

Before we take this opportunity to the general public, we wanted our most committed supporters to have first access. You didn't just buy a motorcycle (or many) from us — you helped validate our vision when others weren't sure. You deserve to be part of what comes next.

We've launched a Wefunder campaign, and we're starting with an exclusive preview for customers like you. We need just $50,000 in initial commitments (no money changes hands yet) to qualify for full financial review and public launch.

This is your moment to:

- Own equity in a company you've watched grow from the ground up
- Be part of the manufacturing renaissance happening in American motorcycles
- Help us secure the resources to launch those new models you've been asking about
- Support the expansion that will let us serve riders across the country

The small displacement movement isn't just changing how Americans think about motorcycles — it's creating a new category entirely. And you were here before anyone else believed it could work.

Ready to see what we're building? View our WEFUNDER campaign.

This preview is only going to our most engaged customers first. After we hit our initial threshold, we'll open it wider — but you get to be part of the founding story.

You believed in us when we were just an idea. Now help us write the next chapter.

Sincerely,

The Janus Team

****Testing the waters legal disclosure.**

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.